SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-4

                             AMENDMENT NO. 2 TO THE
                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            NTS-PROPERTIES VII, LTD.
                                (Name of Issuer)

                               NTS-PROPERTIES VII
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                          NTS-Properties Associates VII
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                 December 7 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                               AMENDMENT NO. 2 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 2 dated March 12, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4, as amended on February 9, 1999, (the "Original Statement") filed with the Securities and Exchange Commission on December 7, 1998 by NTS Properties VII, Ltd. (the "Partnership") and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") regarding the Offerors' offer to purchase in the aggregate up to 20,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated December 7, 1998 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on March 6, 1999. As of March 6, 1999 a total of 25,794 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 20,000 Interests and all 25,794 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 10,000 of these Interests. The Affiliate purchased 15,794 of these Interest. By Press Release dated March 12, 1999, the Offerors announced: (i) that the Offer had terminated as of March 6, 1999, as scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction D to Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

          Except for the purchase of 25,794 Interests by the Offerors for $6 per Interest as of March 6, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.


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Item 9.  Material to be Filed as Exhibits.
------------------------------------------

                  The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

         (a)(7)   Press Release by the Offerors dated March 12, 1999.




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 12, 1999              NTS-PROPERTIES VII, LTD., a Florida limited
                                     partnership

                                     By:      NTS-PROPERTIES ASSOCIATES VII,
                                              General Partner

                                     By:      /s/ J. D. Nichols
                                              -----------------
                                              J.D. Nichols,
                                              Its:     Managing General Partner




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                                    EXHIBITS

Exhibit
Number                                        Description
------                                        -----------
(a)(7)              Press Release by the Offerors dated March 12, 1999















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                                                                  Exhibit (a)(7)









               Press Release by the Offerors dated March 12, 1999.


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                     NTS-PROPERTIES VII, LTD. AND ORIG, LLC
                      ANNOUNCE EXPIRATION OF TENDER OFFER.


         Louisville, Ky. March 12, 1999. NTS-Properties VII, Ltd. and ORIG, LLC announced today that the issuer tender offer for up to 20,000 Limited Partnership Interests in NTS-Properties VII, Ltd., which commenced on December 7, 1998, expired on March 6, 1999.

         The final results of the Offer are as follows: On March 6, 1998, a total of 25,794 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 20,000 Interests, and all of the 25,794 Interests were accepted by the Offerors. NTS-Properties VII, Ltd. repurchased 10,000 Interests at a price of $6 per Interest pursuant to the Offer, and ORIG, LLC purchased 15,794 Interests at a price of $6 per Interest pursuant to the Offer.





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